C L I F F O R D	CLIFFORD CHANCE US LLP
C H A N C E

October 13, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iShares® Diversified Alternatives Trust

Ladies and Gentlemen:

On behalf of iShares® Delaware Trust Sponsor LLC, in its capacity as sponsor of the iShares® Diversified Alternatives Trust, a trust formed under the provisions of the Delaware Statutory Trust Act (the “Trust”), transmitted herewith for filing pursuant to Regulation S-T via the Securities and Exchange Commission’s EDGAR system is Pre-Effective Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 333-153099) for the registration of up to $1,000,000,000 in shares to be issued by the Trust.

The filing fee of $55,800 pursuant to Rule 457(o) of the Securities Act of 1933, as amended, has been previously wire-transferred in compliance with 17 C.F.R.202.3a.

If you have any comments or questions regarding this filing, you may contact me at 212-878-8075 or Edgard Alvarez at 212-878-3491.

Very truly yours,

/S/ DAVID YERES

David J. Yeres